UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 2054

FORM SD

SPECIALIZED DISCLOSURE REPORT

KNOLL, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-12907	13-3873847
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or	File Number)	Identification No.)
organization)

1235 Water Street, East Greenville, PA	18041
(Address of principal	(Zip code)
executive offices)

Michael A. Pollner, Esq.

Vice President, General Counsel and Secretary

Knoll, Inc.

(215) 679-1300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Information to be included in the report

SECTION 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Knoll, Inc. (“Knoll”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

A copy of Knoll’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is also publicly available on the Knoll Investor Relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=66169&p=irol-irhome.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD as specified in Section 2, Item 2.01, below.

SECTION TWO - EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Knoll, Inc. 2013 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KNOLL, INC.

Date: June 2, 2014

	By:	/s/ Craig B. Spray
Craig B. Spray
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
EX-1.02	Knoll, Inc. 2013 Conflict Minerals Report